UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28718 / May 5, 2009

_____

In the Matter of	:
	:
Triangle Capital Corporation	:
c/o Garland S. Tucker III and Steven C. Lilly	:
3700 Glenwood Avenue	:
Suite 530	:
Raleigh, NC 27612	:
	:
(812-13647)	:
	:

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ORDER UNDER SECTION 23(c)(3) OF THE INVESTMENT COMPANY ACT OF 1940

Triangle Capital Corporation ("Company") filed an application on March 27, 2009, and an amendment to the application on April 10, 2009, requesting an order under section 23(c)(3) of the Investment Company Act of 1940 ("Act") granting an exemption from section 23(c) of the Act. The order would permit the Company to engage in certain transactions that may constitute purchases by the Company of its own securities within the meaning of section 23(c) of the Act.

On April 13, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 28692). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that the proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Accordingly,

IT IS ORDERED, under section 23(c)(3) of the Act, that the exemption requested by the Company (File No. 812-13647) is granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary